Exhibit 99.2

BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months and six months ended June 30, 2012 and 2011
Dated August 13, 2012

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and six months ended June 30, 2012. This information is provided as of August 13, 2012. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The second quarter results have been compared with the corresponding period in 2011. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months and six months ended June 30, 2012 and 2011, its audited consolidated comparative financial statements for the years ended December 31, 2011 and 2010, together with accompanying notes, and its Revised Annual Information Form for the year ended December 31, 2011. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Baytex Energy Corp.
Q2 2012 MD&A

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

RESULTS OF OPERATIONS

Production

	Three Months Ended June 30			Six Months Ended June 30
Daily Production	2012	2011	Change	2012	2011	Change
Light oil and NGL (bbl/d)	7,090	6,055	17%	7,327	6,329	16%
Heavy oil (bbl/d) (1)	38,579	33,839	14%	38,467	32,821	17%
Natural gas (mmcf/d)	44.4	47.8	(7%)	44.8	49.4	(9%)
Total production (boe/d)	53,073	47,853	11%	53,254	47,380	12%

Production Mix
Light oil and NGL	13%	13%	-	14%	14%	-
Heavy oil	73%	71%	-	72%	69%	-
Natural gas	14%	16%	-	14%	17%	-

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended June 30, 2012, heavy oil sales volumes were 88 bbl/d lower than production volumes (three months ended June 30, 2011 – 71 bbl/d higher). For the six months ended June 30, 2012, heavy oil sales volumes were 1 bbl/d higher than production volumes (six months ended June 30, 2011 – 332 bbl/d higher).

Production for the three months ended June 30, 2012 averaged 53,073 boe/d, compared to 47,853 boe/d for the same period in 2011. Light oil and natural gas liquids (“NGL”) production increased by 17% to 7,090 bbl/d in the second quarter of 2012 from 6,055 bbl/d in the second quarter of 2011 due to development activities in the U.S., and production interruptions in 2011 from wet weather in North Dakota, as well as forest fires, and pipeline curtailments in Alberta. Light oil and NGL production was also impacted by an asset sale which reduced light oil production by an average of approximately 440 bbl/d in the current quarter. Heavy oil production for the second quarter of 2012 increased by 14% to 38,579 bbl/d from 33,839 bbl/d a year ago primarily due to development activities. Natural gas production decreased by 7% to 44.4 mmcf/d for the second quarter of 2012, as compared to 47.8 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil portfolio.

Production for the six months ended June 30, 2012 averaged 53,254 boe/d, compared to 47,380 boe/d for the same period in 2011. Light oil and NGL production increased by 16% to 7,327 bbl/d from 6,329 bbl/d due to similar reasons listed above for the quarter-over-quarter comparison. Light oil and NGL production was also reduced by an average of approximately 220 bbl/d due to an asset sale. Heavy oil production for the six month ended June 30, 2012 increased by 17% to 38,467 bbl/d from 32,821 bbl/d a year ago primarily due to development activities. Natural gas production decreased by 9% to 44.8 mmcf/d for the first six months of 2012, as compared to 49.4 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil portfolio.

Commodity Prices

Crude Oil

For the first six months of 2012, the price of prompt West Texas Intermediate (“WTI”) fluctuated between a low of US$78.10/bbl and a high of US$110.56/bbl, resulting in a six-month average price of US$98.20/bbl, similar to the US$98.33/bbl average price for the first half of 2011. Several factors caused the oil price fluctuation seen in the first half of 2012. Through April 2012, a combination of escalating tensions over Iran’s nuclear program and signs of improving economic conditions in the U.S. and developing world resulted in daily WTI prices of over US$100/bbl. In the second quarter of 2012, the average price of WTI fell to US$93.49/bbl, or 10% lower than the first quarter of 2012, on news of worsening financial situations in the European Union, as well as softening economic growth in the U.S. and China. Driven by prospects of lower global economic growth, as well as high production rates from Saudi Arabia, WTI prices declined for much of the second quarter to a low of US$78.10/bbl on June 28, 2012.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 24% during the second quarter of 2012, and 22% for the first half of 2012, as compared to 17% and 21%, respectively, for the same periods in 2011. The increase in Canadian heavy crude differentials in the second quarter of

Baytex Energy Corp.
Q2 2012 MD&A

2012, as compared to 2011 was primarily caused by operational issues at export pipelines and U.S. refineries that run Canadian heavy oil. Demand for Canadian heavy oil is expected to remain strong in the future, with additional refinery expansions in late 2012 and in 2013, together with increasing rail exports of Canadian heavy oil and increasing pipeline access to U.S. gulf coast refineries. However, sporadic refinery and export pipeline upsets, together with growing heavy oil production, increase the likelihood of continued volatility of heavy oil differentials from month-to-month.

Natural Gas

For the six months ended June 30, 2012, the average AECO natural gas price was $2.18/mcf, as compared to $3.76/mcf in the same period in 2011. For the three months ended June 30, 2012, AECO natural gas prices averaged $1.84/mcf, compared to $3.74/mcf in the same period last year. High U.S. natural gas production, combined with a relatively mild winter in major consuming areas, is largely responsible for the decline in natural gas prices seen through the first half of 2012, as storage levels in both the U.S. and western Canada set new records. In the later half of the second quarter in 2012, early and sustained hot weather across much of the U.S. increased power demand, particularly from gas-fired power generation. This in turn increased consumption of natural gas and depleted excess natural gas storage to help rally prices towards the end of the second quarter.

	Three Months Ended June 30			Six Months Ended June 30
	2012	2011	Change	2012	2011	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$93.49	$102.56	(9%)	$98.20	$98.33	0%
WCS heavy oil (US$/bbl) (2)	$70.62	$84.93	(17%)	$76.06	$78.08	(3%)
Heavy oil differential (3)	(24%)	(17%)	-	(22%)	(21%)	-
CAD/USD average exchange rate	1.0191	0.9677	(5%)	0.9947	0.9768	(2%)
Edmonton par oil ($/bbl)	$84.42	$102.63	(18%)	$88.55	$95.57	(7%)
AECO natural gas price ($/mcf) (4)	$1.84	$3.74	(51%)	$2.18	$3.76	(42%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$71.62	$89.11	(20%)	$76.97	$82.14	(6%)
Heavy oil ($/bbl) (5)	$56.31	$70.75	(20%)	$60.38	$64.47	(6%)
Physical forward sales contracts gain (loss) ($/bbl)	1.11	0.27		1.27	1.13
Heavy oil, net ($/bbl)	$57.42	$71.02	(19%)	$61.65	$65.60	(6%)
Total oil and NGL, net ($/bbl)	$59.63	$73.78	(19%)	$64.10	$68.26	(6%)
Natural gas ($/mcf) (6)	$2.00	$4.04	(50%)	$2.23	$3.98	(44%)
Physical forward sales contracts gain ($/mcf)	-	0.21		-	0.29
Natural gas, net ($/mcf)	$2.00	$4.36	(54%)	$2.23	$4.27	(48%)

Summary
Weighted average ($/boe) (6)	$52.04	$65.26	(20%)	$55.94	$59.63	(6%)
Physical forward sales contracts gain (loss) ($/boe)	0.93	0.58		1.06	1.26
Weighted average, net ($/boe)	$52.97	$65.84	(20%)	$57.00	$60.89	(6%)

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.
(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.
(3)	Heavy oil differential refers to the WCS discount to WTI.
(4)	AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.
(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)	Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the second quarter of 2012, Baytex’s average sales price for light oil and NGL was $71.62 bbl, down 20% from $89.11/bbl in the second quarter of 2011. Baytex’s realized heavy oil price during the second quarter of 2012, prior to physical forward sales contracts, was $56.31/bbl, or 78% of WCS. This compares to a realized heavy oil price in the second quarter of 2011, prior to physical forward sales contracts, of $70.75/bbl, or 86% of WCS. The discount to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the second quarter of 2012 was $57.42/bbl, down 19% from $71.02/bbl in the second quarter of 2011. Baytex’s realized natural gas price for the three months ended

Baytex Energy Corp.
Q2 2012 MD&A

June 30, 2012 was $2.00/mcf with no applicable physical forward sales contracts (three months ended June 30, 2011 - $4.04/mcf prior to physical forward sales contracts and $4.36/mcf inclusive of physical forward sales contracts).

In the first six months of 2012, Baytex’s average sales price for light oil and NGL was $76.97/bbl, down 6% from $82.14/bbl in the first six months of 2011. Baytex’s realized heavy oil price during the first six months of 2012, prior to physical forward sales contracts, was $60.38/bbl or 80% of WCS. This compares to a realized heavy oil price in the first six months of 2011, prior to physical forward sales contracts, of $64.47/bbl, or 85% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first six months of 2012 was $61.65/bbl, down 6% from $65.60/bbl in the first six months of 2011. Baytex’s realized natural gas price for the six months ended June 30, 2012 was $2.23/mcf with no applicable physical forward sales contracts (six months ended June 30, 2011 - $3.98/mcf prior to physical forward sales contracts and $4.27/mcf inclusive of physical forward sales contracts).

Gross Revenues

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2012	2011	Change	2012	2011	Change
Oil revenue
Light oil and NGL	$46,206	$49,097	(6%)	$102,649	$94,091	9%
Heavy oil	201,130	217,882	(8%)	431,635	392,352	10%
Total oil revenue	247,336	266,979	(7%)	534,284	486,443	10%
Natural gas revenue	8,086	18,957	(57%)	18,162	38,193	(52%)
Total oil and natural gas revenue	255,422	285,936	(11%)	552,446	524,636	5%
Sales of heavy oil blending diluent	28,826	50,963	(43%)	75,157	102,578	(27%)
Total petroleum and natural gas sales	$284,248	$336,899	(16%)	$627,603	$627,214	-%

Petroleum and natural gas sales decreased 16% to $284.2 million for the three months ended June 30, 2012 from $336.9 million for the same period in 2011. This decrease is a result of lower oil and natural gas sales prices, which was partially offset by an increase in heavy and light oil and NGL sales volumes compared to the three months ended June 30, 2011. Sales of heavy oil blending diluent were down 43% for the three months ended June 30, 2012 from the same period last year because of the increase in our sales volumes which were delivered by rail. Unlike our sales through oil pipelines, when we sell raw bitumen by rail we are not required to blend it with condensate.

For the six months ended June 30, 2012, petroleum and natural gas sales totaled $627.6 million, consistent with $627.2 million for the same period in 2011. Lower realized oil and natural gas sales prices during the six months ended June 30, 2012 were offset by higher sales volumes as compared to the six months ended June 30, 2011. Sales of heavy oil blending diluent were down 27% for the six months ended June 30, 2012 from the same period last year because of the increase in our sales volumes which were delivered by rail. Unlike our sales through oil pipelines, when we sell raw bitumen by rail we are not required to blend it with condensate.

Royalties

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Royalties	$46,020	$51,159	(10%)	$99,014	$99,961	(1%)
Royalty rates:
Light oil, NGL and natural gas	18.3%	17.0%	-	18.4%	17.9%	-
Heavy oil	17.9%	18.2%	-	17.8%	19.4%	-
Average royalty rates (1)	18.0%	17.9%	-	17.9%	19.1%	-
Royalty expenses per boe	$9.54	$11.78	(19%)	$10.22	$11.60	(12%)

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the second quarter of 2012 decreased to $46.0 million from $51.2 million in the second quarter of 2011. Total royalties for the second quarter of 2012 were 18.0% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.9% for the same period in 2011. Total royalties for the six months ended June 30, 2012 decreased to $99.0 million from $100.0 million in the six months ended June 30, 2011.

Baytex Energy Corp.
Q2 2012 MD&A

Total royalties for the first six months of 2012 were 17.9% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 19.1% for the same period in 2011.

Royalty rates for light oil, NGL and natural gas increased from 17.0% in the three months ended June 30, 2011 to 18.3% in the three months ended June 30, 2012 due to expiry of conventional oil royalty rate incentives on new wells and timing differences from our gas cost allowance annual filings. Royalty rates for heavy oil decreased from 18.2% in the three months ended June 30, 2011 to 17.9% for the three months ended June 30, 2012 due to a lower Saskatchewan Resource Surcharge.

Royalty rates for light oil, NGL and natural gas increased from 17.9% in the six months ended June 30, 2011 to 18.4% in the six months ended June 30, 2012 due to expiry of conventional oil royalty rate incentives on new wells. Royalty rates for heavy oil decreased from 19.4% in the six months ended June 30, 2011 to 17.8% in the six months ended June 30, 2012 due to royalty incentives on new wells at Seal and Kerrobert. In Seal, the royalty framework levies a flat 5% royalty rate on horizontal wells for the first 50,000 to 100,000 barrels of production, depending on well depth. In Kerrobert, our Steam Assisted Gravity Drainage projects attract favourable royalty rate incentives.

Financial Derivatives

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2012	2011	Change	2012	2011	Change
Realized gain (loss) on financial derivatives (1)
Crude oil	$7,688	$(13,036)	$20,724	$(865)	$(17,469)	$16,604
Natural gas	1,763	(33)	1,796	2,988	(43)	3,031
Foreign currency	917	4,692	(3,775)	2,798	10,794	(7,996)
Interest rate	112	-	112	(1,581)	(72)	(1,509)
Total	$10,480	$(8,377)	$18,857	$3,340	$(6,790)	$10,130

Unrealized gain (loss) on financial derivatives (2)
Crude oil	$53,309	$52,384	$925	$44,391	$3,593	$40,798
Natural gas	(1,976)	1,097	(3,073)	(1,608)	1,505	(3,113)
Foreign currency	(2,893)	(4,077)	1,184	419	(2,697)	3,116
Interest rate	(1,056)	198	(1,254)	(20)	731	(751)
Total	$47,384	$49,602	$(2,218)	$43,182	$3,132	$40,050

Total gain (loss) on financial derivatives
Crude oil	$60,997	$39,348	$21,649	$43,526	$(13,876)	$57,402
Natural gas	(213)	1,064	(1,277)	1,380	1,462	(82)
Foreign currency	(1,976)	615	(2,591)	3,217	8,097	(4,880)
Interest rate	(944)	198	(1,142)	(1,601)	659	(2,260)
Total	$57,864	$41,225	$16,639	$46,522	$(3,658)	$50,180

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.
(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The total gain on financial derivatives for the three months ended June 30, 2012 was $57.9 million, as compared to a gain of $41.2 million for the same period in 2011. This includes a realized gain of $10.5 million and an unrealized mark-to-market gain of $47.4 million for the second quarter of 2012, as compared to $8.4 million in realized losses and an unrealized mark-to-market gain of $49.6 million for the second quarter of 2011. The realized gain of $10.5 million for the three months ended June 30, 2012 on derivative contracts relates to lower commodity prices during the period. The unrealized mark-to-market gain of $47.4 million for the three months ended June 30, 2012 relates to lower oil prices at June 30, 2012, as compared to December 31, 2011, partially offset by a weakening Canadian dollar against the U.S. dollar.

The total gain on financial derivatives for the six months ended June 30, 2012 was $46.5 million, as compared to a loss of $3.7 million for the same period in 2011. This includes a realized gain of $3.3 million and an unrealized mark-to-market gain of $43.2 million for the first six months of 2012, as compared to a $6.8 million realized loss and an unrealized mark-to-market gain of $3.1 million for the same period of 2011. The realized gain of $3.3 million for the six months ended June 30, 2012 relates to lower oil prices and favourable foreign currency contracts, partially offset by losses on oil and interest rate contracts. The unrealized mark-to-market gain of $43.2 million for the six months ended June 30, 2012 relates to lower natural gas prices at June 30, 2012, as compared to December 31, 2011, partially offset by a weakening Canadian dollar against the U.S. dollar.

Baytex Energy Corp.
Q2 2012 MD&A

A summary of the risk management contracts in place as at June 30, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended June 30, 2012 increased to $4.5 million from $3.4 million for the same period in 2011 due to an increase in the expiration of undeveloped land leases. Evaluation and exploration expense for the six months ended June 30, 2012 increased marginally to $6.9 million from $6.8 million for the same period in 2011. The increase in the second quarter of 2012 was offset by a decrease in the first quarter, resulting in no significant change for the six months ended June 30, 2012 as compared to 2011.

Production and Operating Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Production and operating expenses	$56,967	$50,189	14%	$115,254	$97,665	18%
Production and operating expenses per boe:
Heavy oil	$10.62	$11.31	(6%)	$10.84	$11.18	(3%)
Light oil, NGL and natural gas	$14.99	$12.14	23%	$14.63	$11.69	25%
Total	$11.81	$11.56	2%	$11.89	$11.34	5%

Production and operating expenses for the three months ended June 30, 2012 increased to $57.0 million from $50.2 million due to increased production volumes attributable to the development of existing assets in Canada and the U.S. Production and operating expenses were $11.81 per boe for the three months ended June 30, 2012, as compared to $11.56 per boe for the same period in 2011. Total production and operating expenses increased by 14% and light oil, NGL and natural gas production and operating expenses increased by 27% for the three months ended June 30, 2012, as compared to the same period of 2011 due to higher production and increased turnaround costs and labour rates.

Production and operating expenses for the six months ended June 30, 2012 increased to $115.3 million from $97.7 million due to increased production volumes attributable to the development of existing assets in Canada and the U.S. and from the Reno and Brewster acquisitions completed in February and August 2011, respectively. Production and operating expenses were $11.89 per boe for the six months ended June 30, 2012, as compared to $11.34 per boe for the same period in 2011. Total production and operating expenses increased by 18% and light oil, NGL and natural gas production and operating expenses increased by 28% for the six months ended June 30, 2012, as compared to the same period of 2011 due to higher production and increased workover expenses, turnaround costs and labour rates.

Transportation and Blending Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Blending expenses	$28,826	$50,963	(43%)	$75,157	$102,578	(27%)
Transportation expenses	18,964	16,555	15%	34,370	29,100	18%
Total transportation and blending expenses	$47,790	$67,518	(29%)	$109,527	$131,678	(17%)
Transportation expenses per boe(1):
Heavy oil	$5.18	$5.04	3%	$4.66	$4.52	3%
Light oil, NGL and natural gas	$0.61	$0.85	(28%)	$0.66	$0.78	(15%)
Total	$3.93	$3.81	3%	$3.55	$3.38	5%

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the second quarter of 2012 were $47.8 million, as compared to $67.5 million for the second quarter of 2011. Transportation and blending expenses for the first half of 2012 were $109.5 million, as compared to $131.7 million for the first half of 2011.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent facilitates the marketing of

Baytex Energy Corp.
Q2 2012 MD&A

its heavy oil. In the second quarter of 2012, blending expenses were $28.8 million for the purchase of 3,114 bbl/d of condensate at $101.73 per barrel, as compared to $51.0 million for the purchase of 5,208 bbl/d at $107.53 per barrel for the same period last year. In the six months ended June 30, 2012, blending expenses were $75.2 million for the purchase of 3,867 bbl/d of condensate at $106.79 per barrel, as compared to $102.6 million for the purchase of 5,537 bbl/d at $102.35 per barrel for the same period last year. This decrease in blending for both the three and six month periods ending June 30, 2012 is due to the export of a portion of our heavy oil production by rail, which does not require diluent blending, as compared to no rail exports in the prior periods. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses were $3.93 per boe for the three months ended June 30, 2012, as compared to $3.81 per boe for the same period of 2011. Transportation expenses were $3.55 per boe for the six months ended June 30, 2012, as compared to $3.38 per boe for the same period of 2011. The increase in transportation expenses per barrel of heavy oil for the three and six months ended June 30, 2012 is primarily driven by a larger portion of our heavy oil production coming from our Seal and Reno areas which utilize long-haul trucking to ship a portion of production volumes.

Operating Netback

	Three Months Ended June 30			Six Months Ended June 30
($ per boe except for % and volume)	2012	2011	Change	2012	2011	Change
Sales volume (boe/d)	52,985	47,725	11%	53,255	47,603	12%
Operating netback (1):
Sales price (2)	$52.97	$65.84	(20%)	$57.00	$60.89	(6%)
Less:
Royalties	9.54	11.78	(19%)	10.22	11.60	(12%)
Operating expenses	11.81	11.56	2%	11.89	11.34	5%
Transportation expenses	3.93	3.81	3%	3.55	3.38	5%
Operating netback before financial derivatives	$27.69	$38.69	(28%)	$31.34	$34.57	(9%)
Financial derivatives gain (loss) (3)	2.17	(1.93)	212%	0.34	(0.79)	143%
Operating netback after financial derivatives gain (loss)	$29.86	$36.76	(19%)	$31.68	$33.78	(6%)

(1) Operating netback table includes revenues and costs associated with sulphur production.
(2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivatives reflect realized gains (losses) only.

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
General and administrative expenses	$11,137	$8,689	28%	$22,325	$19,819	13%
General and administrative expenses per boe	$2.31	$2.00	16%	$2.30	$2.30	-%

General and administrative expenses for the second quarter of 2012 increased to $11.1 million from $8.7 million, as compared to the same period in 2011. On a per boe basis, general and administrative expenses increased by 16% from $2.00 in the second quarter of 2011 to $2.31 in the second quarter of 2012 due to higher salary levels, higher office rent and higher costs related to the 2011 year end reserve report.

General and administrative expenses for the six months ended June 30, 2012 increased to $22.3 million from $19.8 million, as compared to the same period in 2011. On a per boe basis, general and administrative expenses of $2.30 in the second quarter of 2012 were unchanged from the same period in 2011.

Share-based Compensation Expense

On January 1, 2011, the Company adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, no further grants were made under the Common Share Rights Incentive Plan (the “Share Rights Plan).

Baytex Energy Corp.
Q2 2012 MD&A

Compensation expense related to the Share Rights Plan decreased to $0.7 million in the second quarter of 2012 (three months ended June 30, 2011 - $4.5 million) while compensation expense related to the Share Award Incentive Plan increased to $11.6 million for the three months ended June 30, 2012 (three months ended June 30, 2011 - $2.9 million). The overall increase in compensation expense of $5.0 million is mainly due to the conversion of restricted awards and performance awards held by a departed executive.

Compensation expense related to the Share Rights Plan decreased to $1.2 million in the six months ended June 30, 2012 (six months ended June 30, 2011 - $9.8 million) while compensation expense related to the Share Award Incentive Plan increased to $18.0 million for the six months ended June 30, 2012 (six months ended June 30, 2011 - $5.6 million). The overall increase in compensation expense of $3.9 million is mainly due to the conversion of restricted awards and performance awards held by a departed executive.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan is recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or conversion of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2012	2011	Change	2012	2011	Change
Bank loan and other	$3,144	$3,086	2%	$5,684	$6,807	(16%)
Long-term debt	6,168	6,008	3%	12,281	10,704	15%
Accretion on asset retirement obligations	1,652	1,516	9%	3,279	3,000	9%
Debt financing costs	830	2,183	(62%)	849	2,844	(70%)
Financing costs	$11,794	$12,793	(8%)	$22,093	$23,355	(5%)

Financing costs for the three months ended June 30, 2012 decreased to $11.8 million, as compared to $12.8 million in the second quarter of 2011. The decrease was primarily attributable to lower credit facility amendment fees and lower average borrowing on bank loans coupled with lower interest rates, offset by interest on the US$150 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011.

Financing costs for the six months ended June 30, 2012 decreased to $22.1 million, as compared to $23.4 million in the first half of 2011. The decrease was primarily attributable to lower credit facility amendment fees and lower average borrowing on bank loans coupled with lower interest rates, offset by interest on the US$150 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011.

Foreign Exchange

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and exchange rates)	2012	2011	Change	2012	2011	Change
Unrealized foreign exchange (gain) loss	$8,105	$(4,746)	(271%)	$2,112	$(9,602)	(122%)
Realized foreign exchange loss (gain)	(1,225)	740	266%	(100)	1,666	106%
Total (gain) loss	$6,880	$(4,006)	(271%)	$2,012	$(7,936)	(125%)
CAD/USD exchange rates:
At beginning of period	0.9991	0.9718		1.0170	0.9946
At end of period	1.0191	0.9643		1.0191	0.9643

The foreign exchange loss for the three months ended June 30, 2012 was $6.9 million and comprised of an unrealized foreign exchange loss of $8.1 million and a realized foreign exchange gain of $1.2 million. The foreign exchange gain for the three months ended June 30, 2011 was $4.0 million and comprised of an unrealized foreign exchange gain of $4.7 million and a realized foreign exchange loss of $0.7 million. The second quarter of 2012 unrealized loss of $8.1 million, as compared to a gain of $4.7 million for the second quarter of 2011, was mainly due to the translation of the US$180 million portion of the bank loan and US$150 million Series B senior unsecured debentures as the Canadian dollar weakened against the U.S. dollar at June 30, 2012 (as compared to March 31, 2012) and strengthened at June 30, 2011 (as compared to March 31, 2011). The current quarter realized gains were due to day-to-day U.S. dollar denominated transactions.

Baytex Energy Corp.
Q2 2012 MD&A

The foreign exchange loss for the six months ended June 30, 2012 was $2.0 million and comprised of an unrealized foreign exchange loss of $2.1 million and a realized foreign exchange gain of $0.1 million. The foreign exchange gain for the six months ended June 30, 2011 was $7.9 million and comprised of an unrealized foreign exchange gain of $9.6 million and a realized foreign exchange loss of $1.7 million. The unrealized loss in the first half of 2012 of $2.1 million, as compared to a gain of $9.6 million for the first half of 2011, was mainly due to the translation of the US$180 million portion of the bank loan and US$150 million Series B senior unsecured debentures as the Canadian dollar weakened against the U.S. dollar at June 30, 2012 (as compared to December 31, 2011) and strengthened at June 30, 2011 (as compared to December 31, 2010). The current quarter realized gains were due to day-to-day U.S. dollar denominated transactions.

Depletion and Depreciation

Depletion and depreciation for the three months ended June 30, 2012 increased to $70.6 million from $56.4 million for the same period in 2011. On a sales-unit basis, the provision for the current quarter was $14.64 per boe, as compared to $12.32 per boe for the same quarter in 2011. The increase relates primarily to an increase in estimates of future development costs resulting in a higher depletable base.

Depletion and depreciation for the six months ended June 30, 2012 increased to $142.9 million from $113.1 million for the same period in 2011. On a sales-unit basis, the provision for the first half of 2012 was $14.74 per boe, as compared to $12.79 per boe for the same period in 2011. The increase relates primarily to an increase in estimates of future development costs resulting in a higher depletable base.

Income Taxes

For the six months ended June 30, 2012, total income tax expense was $110.0 million (six months ended June 30, 2011 - $16.0 million) of which $16.7 million related to current income taxes (six months ended June 30, 2011 - $nil) and $93.4 million related to deferred income taxes (six months ended June 30, 2011 - $16.0 million). The increase in income tax expense relates primarily to the disposition of non-operated assets in North Dakota during the second quarter of 2012. The gain on disposition is, to the extent possible, sheltered from current taxes by available U.S. tax deductions. The unsheltered portion of the gain results in a $16.7 million current tax expense payable to U.S. federal and state tax authorities. The remaining increase in income tax expense relates to changes in unrealized financial derivatives gains and losses and other minor differences.

Net Income

Net income for the three months ended June 30, 2012 was $157.3 million, as compared to $106.9 million for the same period in 2011. The increase in net income was primarily the result of a $175.4 million gain on disposition of U.S. properties and increase in gain on financial derivative contracts, offset by lower operating netback, higher income tax expense and higher depletion and depreciation.

Net income for the six months ended June 30, 2012 was $200.2 million, as compared to $107.8 million for the same period in 2011. The increase in net income was primarily the result of a $175.4 million gain on disposition of U.S. properties and increase in gain on financial derivative contracts, offset by lower operating netback, higher income tax expense and higher depletion and depreciation.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $1.9 million balance of accumulated other comprehensive loss at June 30, 2012 is the sum of a $3.5 million foreign currency translation loss incurred as at December 31, 2011 and a $1.6 million foreign currency translation gain related to the six months ended June 30, 2012.

Baytex Energy Corp.
Q2 2012 MD&A

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended
($ thousands except for %)	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash flow from operating activities	$122,701	$151,361	$146,199	$274,062	$266,098
Change in non-cash working capital	11,594	(1,881)	2,206	9,713	(186)
Asset retirement expenditures	377	771	959	1,148	1,878
Financing costs	(11,794)	(10,299)	(12,793)	(22,093)	(23,355)
Accretion on asset retirement obligations	1,652	1,627	1,516	3,279	3,000
Accretion on debentures and long-term debt	162	157	146	319	268
Funds from operations	$124,692	$141,736	$138,233	$266,428	$247,703
Cash dividends declared	$78,908	$78,365	$69,425	$157,273	$104,765
Reinvested dividends	26,965	22,806	16,661	49,771	33,453
Cash dividends declared (net of DRIP)	$51,943	$55,559	$52,764	$107,502	$71,312
Payout ratio	63%	55%	50%	59%	42%
Payout ratio (net of DRIP)	42%	39%	38%	40%	29%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $51.9 million for the second quarter of 2012 were funded through funds from operations of $124.7 million. Cash dividends declared, net of DRIP participation, of $107.5 million for the six month ended June 30, 2012 were funded through funds from operations of $266.4 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	June 30, 2012	December 31, 2011
Bank loan	$396,207	$311,960
Long-term debt (1)	302,865	302,550
Working capital (surplus) deficiency	(261,153)	36,071
Total monetary debt	$437,919	$650,581

(1) Principal amount of instruments.

At June 30, 2012, total monetary debt was $437.9 million, as compared to $650.6 million at December 31, 2011. Bank borrowings at June 30, 2012 were $396.2 million, as compared to total credit facilities of $700 million.

Baytex Energy Corp.
Q2 2012 MD&A

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The Credit Facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities and related amendments are accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011 and July 10, 2012).

The weighted average interest rate on the bank loan for six months ended June 30, 2012 was 3.50% (3.69% for year ended December 31, 2011 and 3.88% for the six months ended June 30, 2011).

On February 17, 2011, we issued US$150 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On July 19, 2012, we issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par.  The net proceeds from the issuance were advanced to Baytex Energy which used the funds to repay a portion of the amount drawn on its credit facilities.

Also on July 19, 2012, we called our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) for redemption on August 26, 2012 at 104.575% of the principal amount.  The payment of the redemption price will be funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Baytex Energy Corp.
Q2 2012 MD&A

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2012	2011	2012	2011
Land	$4,195	$2,326	$6,787	$4,551
Seismic	694	45	1,542	168
Drilling and completion	69,256	73,744	164,591	136,939
Equipment	28,831	32,341	65,886	53,772
Other	(81)	(3)	7	37
Total exploration and development	$102,895	$108,453	$238,813	$195,467
Acquisitions - Corporate	-	1,325	-	118,671
Acquisitions - Properties	10,173	(185)	12,509	37,333
Proceeds from divestitures	(313,834)	-	(317,402)	-
Total acquisitions and divestitures	(303,661)	1,140	(304,893)	156,004
Total oil and natural gas expenditures	(200,766)	109,593	(66,080)	351,471
Other plant and equipment, net	1,623	1,100	6,667	825
Total capital expenditures	$(199,143)	$110,693	$(59,413)	$352,296

On May 22, 2012, Baytex Energy USA Ltd. ("Baytex USA"), an indirect, wholly-owned subsidiary, disposed of its non-operated interests in North Dakota, which consisted of $116.8 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for net cash proceeds of $313.8 million. Gains totaling $175.4 million were recognized in the statements of income and comprehensive income.

The net cash proceeds from the disposition were deposited into an escrow account in accordance with Section 1031 of the United States Internal Revenue Code, which provides the ability to defer in whole or in part the payment of federal income taxes on a gain on disposition in the event that the sale proceeds are redeployed into a replacement property which is indentified within 45 days of closing of the disposition and ultimately acquired within 180 days of the closing of the disposition. As at June 30, 2012, US$312.0 million was held in the escrow account. On July 16, 2012, US$112.5 million of the escrowed funds were returned to Baytex USA from the escrow account. In the event that a replacement property is not acquired by November 18, 2012, the remaining escrowed funds will be returned to Baytex USA.

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at August 10, 2012, the Company had 120,284,524 common shares and no preferred shares issued and outstanding.

Baytex Energy Corp.
Q2 2012 MD&A

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of June 30, 2012, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$215,666	$215,666	$-	$-	$-
Dividends payable to shareholders	26,381	26,381	-	-	-
Bank loan (1)	396,207	-	396,207	-	-
Long-term debt (2)	302,865	-	-	150,000	152,865
Operating leases	48,488	5,887	12,419	12,432	17,750
Processing agreements	70,001	4,037	10,989	11,300	43,675
Transportation agreements	68,238	1,546	9,324	17,254	40,114
Total	$1,127,846	$253,517	$428,939	$190,986	$254,404

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at June 30, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION

	2012		2011				2010
($ thousands, except per common share or trust unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenues	284,248	343,355	367,813	313,787	336,899	290,315	263,497	238,276
Net income	157,280	42,958	57,780	51,839	106,863	950	21,356	23,319
Per common share or trust unit - basic	1.32	0.36	0.49	0.45	0.92	0.01	0.19	0.21
Per common share or trust unit - diluted	1.30	0.36	0.48	0.44	0.90	0.01	0.18	0.20

Baytex Energy Corp.
Q2 2012 MD&A

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate.  In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.
Q2 2012 MD&A